AIR INDUSTRIES GROUP
1479 North Clinton Avenue
 Bay Shore, NY 11706

September 29, 2014

J. Nolan McWilliams , Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Air Industries Group Registration Statement on Form S-3 File No. 333-198375

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Air Industries Group     ( the “Company”)") respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-198375) (the "Registration Statement") be declared effective at 10:00 a.m. (Washington D.C. time), on October 2, 2014, or as soon thereafter as practicable.

        In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

1.
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
The Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Vincent J. McGill at (212) 561-3604 or Mark Orenstein at (212) 561-3638 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ Peter D. Rettaliata Peter D. Rettaliata Chief Executive Officer